Dreyfus Institutional Cash Advantage Fund

ANNUAL REPORT April 30, 2005



YOU, YOUR ADVISOR AND

Dreyfus
A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

Contents

THE FUND

2   Letter to Shareholders

5   Understanding Your Fund's Expenses

5   Comparing Your Fund's Expenses
        With Those of Other Funds

6   Statement of Investments

9   Statement of Assets and Liabilities

10   Statement of Operations

11   Statement of Changes in Net Assets

12   Financial Highlights

16   Notes to Financial Statements

21   Report of Independent Registered
        Public Accounting Firm

22   Board Members Information

24   Officers of the Fund

FOR MORE INFORMATION

Back Cover



LETTER TO SHAREHOLDERS

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Institutional Cash Advantage Fund for the 12-month period ended April 30, 2005. During the reporting period, the fund produced yields of 1.72% for Administrative shares, 1.39% for Participant shares, 1.79% for Institutional shares and 1.54% for Investor shares. Taking into account the effects of compounding, the fund produced effective yields[1] of 1.73% for Administrative shares, 1.40% for Participant shares, 1.80% for Institutional shares and 1.55% for Investor shares.[2]

The Economy

The reporting period was characterized by steadily rising interest rates in a moderately growing U.S. economy. In April 2004, just as the reporting period began, an unexpectedly strong employment report and rising energy prices led to renewed investors' concerns that long-dormant inflationary pressures might be reemerging, and money market yields began to rise from historical lows at the longer end of the maturity spectrum. At the same time, longer-term bond prices fell sharply as investors revised their inflation expectations higher.

While the Federal Reserve Board (the "Fed") left interest rates unchanged in May, it indicated that future rate hikes were likely to be "measured," and investors began to anticipate that the Fed might tighten monetary policy as early as the next meeting of the Federal Open Market Committee ("FOMC") in June. Indeed, on June 30, the Fed raised the overnight federal funds rate to 1.25%, its first increase in more than four years. Because most investors had anticipated the Fed's initial move, the money markets had already reflected its impact.

However, the economy appeared to hit a "soft patch" in the summer as the number of jobs created in June and July failed to meet expectations. As a result, longer-term bond prices rallied, and their yields fell. Money market yields rose, however, when the Fed again increased the federal funds rate at the August and September FOMC meetings.

Economic activity continued to gather momentum in the fall of 2004, and energy prices hit their 2004 peak in October amid rising global demand for a limited supply of oil and gas. In November, the end of the presidential election lifted a cloud of uncertainty from the financial markets, as evidenced by a strong stock market rally near year-end. At its December 2004 FOMC meeting, the Fed stated that economic activity was growing at a moderate pace and job creation was on an upward trend, albeit at a somewhat slower rate than is typical during economic recoveries. Indeed, it was later confirmed that the U.S. economy grew at a 3.8% annualized rate during the fourth quarter of 2004 and by a relatively robust 4.4% rate for the year overall.

As most analysts expected, the Fed raised its target for the federal funds rate another 25 basis points to 2.5% at its FOMC meeting in February 2005. The seventh rate hike of the current tightening cycle followed in late March. In its announcement of the March rate increase the Fed noted that "pressures on inflation have picked up in recent months and pricing power is more evident." This more hawkish tone, together with additional evidence of economic strength, caused investors' inflation concerns to intensify.

Even as the Fed's fuelled inflation concerns appeared to intensify, weaker-than-expected data in April suggested that the U.S. economy might be hitting another soft patch. However, it later was estimated that the U.S. labor market added a stronger-than-expected 274,000 jobs in April, and employment statistics for February and March were revised upward by 93,000 jobs. While these data provided some encouragement that high energy prices had not hindered the economic expansion, difficulties encountered by the airline and automotive industries largely were regarded as threats to consumer and business confidence and spending in the months ahead.

Portfolio Focus

As inflationary pressures and expectations of higher interest rates intensified early in the reporting period, we began to shift toward a more defensive investment posture by allowing the fund's weighted average maturity to fall toward a range shorter than industry averages.

Just days after the reporting period's end, the Fed implemented its eighth consecutive rate hike, increasing the federal funds rate to 3%. Like many market participants, we expect further increases in short-term interest rates as the Fed attempts to reach a "neutral" posture, but we believe that recent economic cross-currents have made the Fed more sensitive to incoming economic data. Accordingly, we have continued to maintain the fund's relatively short weighted average maturity in an attempt to boost liquidity and capture potentially higher yields should they become available.



Patricia A. Larkin
Senior Portfolio Manager

May 16, 2005
New York, N.Y.

1 *Effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.*

2 *Yield provided reflects the absorption of fund expenses by The Dreyfus Corporation pursuant to an undertaking in effect that may be extended, terminated or modified at any time. Had these expenses not been absorbed, the fund's yield for its Administrative shares, Participant shares, Institutional shares and Investor shares would have been 1.68%, 1.35%, 1.75% and 1.50%, respectively. The fund's effective yield would have been 1.69%, 1.36%, 1.76% and 1.51%, respectively.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Institutional Cash Advantage Fund from November 1, 2004 to April 30, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended April 30, 2005

	Institutional Advantage	Administrative Advantage	Investor Advantage	Participant Advantage
Expenses paid per $1,000†	$ .55	$ .95	$ 1.84	$ 2.44
Ending value (after expenses)	$1,011.50	$1,011.20	$1,010.30	$1,009.50

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended April 30, 2005

	Institutional Advantage	Administrative Advantage	Investor Advantage	Participant Advantage
Expenses paid per $1,000†	$ .55	$ .95	$ 1.86	$ 2.46
Ending value (after expenses)	$1,024.25	$1,023.85	$1,022.96	$1,022.36

† Expenses are equal to the fund's annualized expense ratio of .11% for Institutional Advantage, .19% for Administrative Advantage, .37% for Investor Advantage and .49% for Participant Advantage; multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).

STATEMENT OF INVESTMENTS

April 30, 2005

Negotiable Bank Certificates of Deposit—44.6%	Principal Amount ($)	Value ($)
American Express Centurion Bank		
2.80%, 5/3/2005	100,000,000	100,000,000
Banco Bilbao Vizcaya Argentaria S.A. (Yankee)		
2.82%, 5/9/2005	300,000,000	300,000,000
Barclays Bank PLC (Yankee)		
2.80%, 5/2/2005	225,000,000	225,000,000
Canadian Imperial Bank of Commerce (Yankee)		
2.80%, 5/5/2005	50,000,000	50,000,000
Citibank N.A.		
2.89%, 6/6/2005	100,000,000	100,000,000
Credit Suisse (Yankee)		
2.80%, 5/2/2005	300,000,000	300,000,000
Danske Bank A/S (Yankee)		
2.80%, 5/5/2005	300,000,000	300,000,000
Depfa Bank PLC (Yankee)		
2.88%, 6/6/2005	200,000,000	200,000,000
Eurohypo AG (Yankee)		
3.00%, 5/26/2005	100,000,000	100,000,692
KBC Bank N.V. (London)		
2.84%, 5/5/2005	200,000,000	200,000,222
KBC Bank N.V. (Yankee)		
2.81%, 5/6/2005	50,000,000	50,000,000
Svenska Handelsbanken (Yankee)		
2.80%–3.00%, 5/3/2005–5/31/2005	337,000,000	337,000,362
Toronto-Dominion Bank (Yankee)		
2.88%, 6/8/2005	200,000,000	200,000,000
Union Bank of California, N.A.		
3.00%, 5/26/2005	150,000,000	150,000,000
Washington Mutual Bank, F.A.		
2.81%, 5/3/2005	205,000,000	204,999,998
Wells Fargo Bank N.A.		
2.80%, 5/5/2005	250,000,000	250,000,000
Total Negotiable Bank Certificates of Deposit		
(cost $3,067,001,274)		**3,067,001,274**
Commercial Paper—48.7%		
Abbey National North America LLC		
2.82%, 5/6/2005	300,000,000	299,882,916
Amstel Funding Corp.		
2.89%–3.01%, 5/26/2005–6/7/2005	268,605,000 [a]	267,872,128

Commercial Paper (continued)	Principal Amount ($)	Value ($)
Bear Stearns Cos. Inc. 2.80%, 5/3/2005	190,000,000	189,970,550
Charta LLC 3.03%, 6/9/2005	100,000,000 a	99,672,833
Concord Minutemen Capital Co. LLC 2.84%, 5/9/2005	68,250,000 a	68,207,078
Crown Point Capital Co. LLC 2.82%–3.00%, 5/3/2005–5/25/2005	219,340,000 a	219,225,558
Deutsche Bank Financial LLC 2.94%, 5/2/2005	150,000,000	149,987,750
Fairway Finance Corp. 2.80%–3.01%, 5/4/2005–5/26/2005	202,295,000	201,982,510
Falcon Asset Securitization Corp. 2.81%–2.83%, 5/6/2005–5/9/2005	161,652,000 a	161,576,915
General Electric Capital Corp. 2.88%, 6/2/2005	100,000,000	99,745,777
General Electric Co. 2.86%, 5/12/2005	200,000,000	199,825,833
Goldman Sachs Group Inc. 2.80%, 5/3/2005	140,000,000	139,978,261
Govco Inc. 2.82%, 5/5/2005	50,000,000 a	49,984,389
Harrier Finance Funding 2.83%–3.01%, 5/9/2005–5/25/2005	56,000,000 a	55,929,199
HBOS PLC 2.88%, 6/7/2005	100,000,000	99,706,056
Long Lane Master Trust 2.82%, 5/5/2005	31,573,000 a	31,563,143
Mane Funding Corp. 2.82%, 5/6/2005	49,388,000 a	49,368,725
Mont Blanc Captial Corp. 3.00%, 5/26/2005	20,093,000 a	20,051,280
Norddeutsche Landesbank Luxembourg S.A. 2.80%, 5/3/2005	45,000,000	44,993,013
Northern Rock PLC 2.89%, 6/7/2005	100,000,000	99,705,028
Prudential Funding LLC 2.97%, 5/2/2005	63,000,000	62,994,803
Scaldis Capital LLC 2.80%–3.01%, 5/3/2005–5/26/2005	184,729,000 a	184,643,755

Commercial Paper (continued)	Principal Amount ($)	Value ($)
Solitaire Funding LLC		
3.01%, 5/23/2005–5/26/2005	119,888,000 a	119,655,087
Ticonderoga Funding		
3.00%, 5/23/2005–5/26/2005	162,477,000 a	162,161,384
Windmill Funding Corp.		
3.00%, 5/26/2005–5/31/2005	270,000,000 a	269,335,556
Total Commercial Paper		
(cost $3,348,019,527)		**3,348,019,527**

Time Deposits–6.7%		
KBC Bank N.V. (Grand Cayman)		
3.00%, 5/2/2005	70,000,000	70,000,000
PNC Bank N.A. (Nassau)		
2.94%, 5/2/2005	250,000,000	250,000,000
State Street Bank & Trust Co. (Grand Cayman)		
2.94%, 5/2/2005	145,000,000	145,000,000
Total Time Deposits		
(cost $465,000,000)		**465,000,000**

Total Investments (cost $6,880,020,801)	**100.0%**	**6,880,020,801**
Cash and Receivables (Net)	**.0%**	**1,541,704**
Net Assets	**100.0%**	**6,881,562,505**

a   *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At April 30, 2005, these securities amounted to $1,759,247,030 or 25.6% of net assets.*

Portfolio Summary (Unaudited)[†]

	Value (%)		Value (%)
Banking	70.8	Finance	4.4
Asset backed-		Other	3.2
Multi Seller Programs	16.8		
Brokerage	4.8		**100.0**

†   *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

April 30, 2005

	Cost	Value
Assets ($):		
Investments in securities—See Statement of Investments	6,880,020,801	6,880,020,801
Interest receivable		7,972,319
		6,887,993,120
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 2(c)		807,614
Cash overdraft due to Custodian		5,623,001
		6,430,615
Net Assets ($)		**6,881,562,505**
Composition of Net Assets ($):		
Paid-in capital		6,881,567,687
Accumulated net realized gain (loss) on investments		(5,182)
Net Assets ($)		**6,881,562,505**

Net Asset Value Per Share

Institutional Advantage Shares	
Net Assets ($)	6,368,073,146
Shares Outstanding	6,368,078,326
Net Asset Value Per Share ($)	**1.00**
Administrative Advantage Shares	
Net Assets ($)	459,233,795
Shares Outstanding	459,233,795
Net Asset Value Per Share ($)	**1.00**
Investor Advantage Shares	
Net Assets ($)	54,229,818
Shares Outstanding	54,229,819
Net Asset Value Per Share ($)	**1.00**
Participant Advantage Shares	
Net Assets ($)	25,746
Shares Outstanding	25,747
Net Asset Value Per Share ($)	**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended April 30, 2005

Investment Income ($):	
Interest Income	**68,627,917**
Expenses:	
Management fee–Note 2(a)	2,985,365
Administration fee–Note 2(b)	1,492,683
Distribution fees–Note 2(c)	105,713
Total Expenses	**4,583,761**
Less–reduction in management fee due to undertaking–Note 2(a)	(1,189,910)
Net Expenses	**3,393,851**
Investment Income–Net	**65,234,066**
Net Realized Gain (Loss) on Investments–Note 1(b) ($)	**(4)**
Net Increase in Net Assets Resulting from Operations	**65,234,062**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended April 30,	
	2005	2004
Operations ($):		
Investment income—net	65,234,066	2,252,888
Net realized gain (loss) on investments	(4)	(1,165)
Net Increase (Decrease) in Net Assets		
Resulting from Operations	**65,234,062**	**2,251,723**
Dividends to Shareholders from ($):		
Investment income—net:		
Institutional Advantage shares	(61,683,024)	(2,252,318)
Administrative Advantage shares	(3,500,183)	(231)
Investor Advantage shares	(50,506)	(190)
Participant Advantage shares	(353)	(149)
Total Dividends	**(65,234,066)**	**(2,252,888)**
Beneficial Interest Transactions		
($1.00 per share):		
Net proceeds from shares sold:		
Institutional Advantage shares	34,865,957,071	4,246,896,666
Administrative Advantage shares	1,851,722,011	–
Investor Advantage shares	305,887,946	–
Participant Advantage shares	7	–
Dividends reinvested:		
Institutional Advantage shares	32,958,175	257
Administrative Advantage shares	3,399,733	231
Investor Advantage shares	44,020	190
Participant Advantage shares	353	149
Cost of shares redeemed:		
Institutional Advantage shares	(28,694,125,027)	(4,394,618,668)
Administrative Advantage shares	(1,395,913,498)	–
Investor Advantage shares	(251,727,613)	–
Participant Advantage shares	(3)	–
Increase (Decrease) in Net Assets from		
Beneficial Interest Transactions	**6,718,203,175**	**(147,721,175)**
Total Increase (Decrease) in Net Assets	**6,718,203,171**	**(147,722,340)**
Net Assets ($):		
Beginning of Period	163,359,334	311,081,674
End of Period	**6,881,562,505**	**163,359,334**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended April 30,		
Institutional Advantage Shares	2005	2004	2003[a]
Per Share Data ($):			
Net asset value, beginning of period	1.00	1.00	1.00
Investment Operations:			
Investment income−net	.018	.010	.013
Distributions:			
Dividends from investment income−net	(.018)	(.010)	(.013)
Net asset value, end of period	1.00	1.00	1.00
Total Return (%)	1.80	1.00	1.46[b]
Ratios/Supplemental Data (%):			
Ratio of total expenses to average net assets	.15	.15	.15[b]
Ratio of net expenses to average net assets	.11	.05	.05[b]
Ratio of net investment income to average net assets	2.19	.99	1.38[b]
Net Assets, end of period ($x 1,000)	6,368,073	163,283	311,006

[a] From June 3, 2002 (commencement of operations) to April 30, 2003.

[b] Annualized.

See notes to financial statements.

	Year Ended April 30,		
Administrative Advantage Shares	2005	2004	2003[a]
Per Share Data ($):			
Net asset value, beginning of period	1.00	1.00	1.00
Investment Operations:			
Investment income—net	.017	.009	.013
Distributions:			
Dividends from investment income—net	(.017)	(.009)	(.013)
Net asset value, end of period	1.00	1.00	1.00
Total Return (%)	1.73	.91	1.40[b]
Ratios/Supplemental Data (%):			
Ratio of total expenses to average net assets	.22	.22	.22[b]
Ratio of net expenses to average net assets	.18	.12	.12[b]
Ratio of net investment income to average net assets	2.12	.92	1.31[b]
Net Assets, end of period ($x 1,000)	459,234	26	25

[a] From June 3, 2002 (commencement of operations) to April 30, 2003.
[b] Annualized.
See notes to financial statements.

Investor Advantage Shares	Year Ended April 30,		
	2005	2004	2003[a]
Per Share Data ($):			
Net asset value, beginning of period	1.00	1.00	1.00
Investment Operations:			
Investment income−net	.015	.007	.011
Distributions:			
Dividends from investment income−net	(.015)	(.007)	(.011)
Net asset value, end of period	1.00	1.00	1.00
Total Return (%)	1.55	.75	1.21[b]
Ratios/Supplemental Data (%):			
Ratio of total expenses to average net assets	.40	.40	.40[b]
Ratio of net expenses to average net assets	.36	.30	.30[b]
Ratio of net investment income to average net assets	1.94	.74	1.13[b]
Net Assets, end of period ($x 1,000)	54,230	25	25

[a] *From June 3, 2002 (commencement of operations) to April 30, 2003.*
[b] *Annualized.*
See notes to financial statements.

	Year Ended April 30,		
Participant Advantage Shares	2005	2004	2003[a]
Per Share Data ($):			
Net asset value, beginning of period	1.00	1.00	1.00
Investment Operations:			
Investment income−net	.014	.006	.010
Distributions:			
Dividends from investment income−net	(.014)	(.006)	(.010)
Net asset value, end of period	1.00	1.00	1.00
Total Return (%)	1.39	.60	1.06[b]
Ratios/Supplemental Data (%):			
Ratio of total expenses to average net assets	.55	.55	.55[b]
Ratio of net expenses to average net assets	.51	.45	.45[b]
Ratio of net investment income to average net assets	1.79	.59	.98[b]
Net Assets, end of period ($x 1,000)	26	25	25

[a] *From June 3, 2002 (commencement of operations) to April 30, 2003.*
[b] *Annualized.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Institutional Cash Advantage Fund (the "fund") is a separate diversified series of Dreyfus Institutional Cash Advantage Funds (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company and operates as a series company offering two series, including the fund. The fund's investment objective is to provide investors with as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). The Manager also serves as administrator for the fund.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold without a sales charge. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Institutional Advantage, Administrative Advantage, Investor Advantage and Participant Advantage. Administrative Advantage, Investor Advantage and Participant Advantage shares are subject to a Service Plan adopted pursuant to Rule 12b-1 under the Act. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

As of April 30, 2005, MBC Investment Corp., an indirect subsidiary of Mellon Financial, held all of the outstanding Participant Advantage shares of the fund.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost, in accordance with Rule 2a-7 of the Act, which has been determined by the fund's Board of Trustees to represent the fair value of the fund's investments.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Cost of investments represents amortized cost.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends from investment income-net on each business day. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At April 30, 2005, the components of accumulated earnings on a tax basis were substantially the same as for financial reporting purposes.

The fund has an unused capital loss carryover of $5,182 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to April 30, 2005. If not applied, $4,013 of the carryover expires in fiscal 2011, $1,165 expires in fiscal 2012 and $4 expires in fiscal 2013.

The tax character of distributions paid to shareholders during the fiscal periods ended April 30, 2005 and April 30, 2004, respectively, were all ordinary income.

At April 30, 2005, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Management Fee and Other Transactions with Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .10 of 1% of the value of the fund's average daily net assets and is payable monthly.

The Manager has agreed to pay all of the fund's expenses, except management fees, administration fees, Rule 12b-1 fees, brokerage commissions, taxes and extraordinary expenses. The Manager had undertaken from May 1, 2004 through April 30, 2005 to waive all or part of its management fee. The reduction in management fee, pursuant to the undertaking, amounted to $1,189,910 during the period ended April 30, 2005.

(b) As compensation for the Manager's services under the Administration Agreement, the Company has agreed to pay the Manager a monthly administration fee at the annual rate .05% of the value of each fund's average daily net assets.

(c) Under the fund's Service Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, relating to its Administrative Advantage, Investor Advantage, and Participant Advantage shares, the fund pays the Distributor for distributing such classes of shares and for advertising and marketing relating to such classes of shares and for providing certain services relating to shareholder accounts in such classes of shares, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts ("Servicing"), at an aggregate annual rate of .07, .25 and .40 of 1% of the value of the average daily net assets of the fund's Administrative Advantage, Investor Advantage, and Participant Advantage shares, respectively. The Distributor may pay one or more Service Agents (a securities dealer, financial institution or other industry professional) a fee in respect of the fund's Administrative Advantage, Investor Advantage and Participant Advantage shares owned by shareholders with whom the Service Agent has a Servicing relationship or for whom the Service Agent is the dealer or holder of record. The Distributor determines the amounts, if any, to be paid to Service Agents under the Plan and the basis on which such payments are made. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended April 30, 2005, the fund's Administrative Advantage, Investor Advantage and Participant Advantage shares were charged $5,252, $100,359 and $102, respectively, pursuant to the Plan.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $599,532, Rule 12b-1 distribution plan fees $29,553 and administration fees $297,548, which are offset against an expense reimbursement currently in effect in the amount of $119,019.

NOTE 3—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds") in the United States District Court for the Western District of Pennsylvania. In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled In re Dreyfus Mutual Funds Fee Litigation also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. Defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus Institutional Cash Advantage Fund

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Institutional Cash Advantage Fund (one of the funds comprising Dreyfus Institutional Cash Advantage Funds) as of April 30, 2005, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended and financial highlights for each of the periods indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of April 30, 2005 by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Institutional Cash Advantage Fund at April 30, 2005, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated periods, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
June 8, 2005

Joseph S. DiMartino (61)
Chairman of the Board (2002)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Azimuth Trust, an institutional asset management firm, Member of Board of Managers and Advisory Board

No. of Portfolios for which Board Member Serves: 193

Clifford L. Alexander, Jr. (71)
Board Member (2002)

Principal Occupation During Past 5 Years:
• President of Alexander & Associates, Inc., a management consulting firm (January 1981-present)
• Chairman of the Board of Moody's Corporation (October 2000-October 2003)
• Chairman of the Board and Chief Executive Officer of The Dun and Bradstreet Corporation (October 1999-September 2000)

Other Board Memberships and Affiliations:
• Mutual of America Life Insurance Company, Director

No. of Portfolios for which Board Member Serves: 66

Lucy Wilson Benson (77)
Board Member (2002)

Principal Occupation During Past 5 Years:
• President of Benson and Associates, consultants to business and government (1980-present)

Other Board Memberships and Affiliations:
• The International Executive Services Corps., Director
• Citizens Network for Foreign Affairs, Vice Chairperson
• Council on Foreign Relations, Member
• Lafayette College Board of Trustees, Vice Chairperson
• Atlantic Council of the U.S., Director

No. of Portfolios for which Board Member Serves: 40

David W. Burke (69)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• John F. Kennedy Library Foundation, Director
• U.S.S. Constitution Museum, Director

No. of Portfolios for which Board Member Serves: 84

——————————

Whitney I. Gerard (70)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Partner of Chadbourne & Parke LLP

No. of Portfolios for which Board Member Serves: 38

——————————

Arthur A. Hartman (79)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Chairman of First NIS Regional Fund (ING/Barings Management) and New Russia Fund
• Advisory Council Member to Barings-Vostok

Other Board Memberships and Affiliations:
• APCO Associates, Inc., Senior Consultant

No. of Portfolios for which Board Member Serves: 38

——————————

George L. Perry (71)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Economist and Senior Fellow at Brookings Institution

No. of Portfolios for which Board Member Serves: 38

——————————

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since April 2002.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 59 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 51 years old and has been an employee of the Manager since January 2000.

CHARLES CARDONA, Executive Vice President since April 2002.

Vice Chairman and a Director of the Manager, Executive Vice President of the Distributor, President of Dreyfus Institutional Services Division, and an officer of 13 investment companies (comprised of 17 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since February 1981.

MARK N. JACOBS, Vice President since April 2002.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since June 1977.

JEFF PRUSNOFSKY, Secretary since April 2002.

Associate General Counsel of the Manager, and an officer of 24 investment companies (comprised of 88 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since October 1990.

ROBERT R. MULLERY, Assistant Secretary since January 2003.

Associate General Counsel of the Manager, and an officer of 24 investment companies (comprised of 58 portfolios) managed by the Manager. He is 53 years old and has been an employee of the Manager since May 1986.

STEVEN F. NEWMAN, Assistant Secretary since April 2002.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since July 1980.

JAMES WINDELS, Treasurer since April 2002.

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since April 1985.

ROBERT ROBOL, Assistant Treasurer since August 2003.

Senior Accounting Manager – Money Market Funds of the Manager, and an officer of 38 investment companies (comprised of 83 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1988.

KENNETH J. SANDGREN, Assistant Treasurer since April 2002.

Mutual Funds Tax Director of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 50 years old and has been an employee of the Manager since June 1993.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprising 200 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 47 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 88 investment companies (comprised of 197 portfolios) managed by the Manager. He is 34 years old and has been an employee of the Distributor since October 1998.

For More Information

**Dreyfus Institutional
Cash Advantage Fund**
200 Park Avenue
New York, NY 10166

Manager and Administrator

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2004, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0093AR0405

Dreyfus Institutional Cash Advantage Plus Fund

ANNUAL REPORT April 30, 2005



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

2 Letter to Shareholders

5 Understanding Your Fund's Expenses

5 Comparing Your Fund's Expenses
  With Those of Other Funds

6 Statement of Investments

9 Statement of Assets and Liabilities

10 Statement of Operations

11 Statement of Changes in Net Assets

12 Financial Highlights

16 Notes to Financial Statements

21 Report of Independent Registered
  Public Accounting Firm

22 Board Members Information

24 Officers of the Fund

FOR MORE INFORMATION

Back Cover



LETTER TO SHAREHOLDERS

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Institutional Cash Advantage Plus Fund for the 12-month period ended April 30, 2005. During the reporting period, the fund produced yields of 1.71% for Administrative shares, 1.39% for Participant shares, 1.78% for Institutional shares and 1.53% for Investor shares. Taking into account the effects of compounding, the fund produced effective yields[1] of 1.73% for Administrative shares, 1.39% for Participant shares, 1.80% for Institutional shares and 1.55% for Investor shares.[2]

The Economy

The reporting period was characterized by steadily rising interest rates in a moderately growing U.S. economy. In April 2004, just as the reporting period began, an unexpectedly strong employment report and rising energy prices led to renewed investors' concerns that long-dormant inflationary pressures might be reemerging, and money market yields began to rise from historical lows at the longer end of the maturity spectrum. At the same time, longer-term bond prices fell sharply as investors revised their inflation expectations higher.

While the Federal Reserve Board (the "Fed") left interest rates unchanged in May, it indicated that future rate hikes were likely to be "measured," and investors began to anticipate that the Fed might tighten monetary policy as early as the next meeting of the Federal Open Market Committee ("FOMC") in June. Indeed, on June 30, the Fed raised the overnight federal funds rate to 1.25%, its first increase in more than four years. Because most investors had anticipated the Fed's initial move, the money markets had already reflected its impact.

However, the economy appeared to hit a "soft patch" in the summer as the number of jobs created in June and July failed to meet expectations. As a result, longer-term bond prices rallied, and their yields fell. Money market yields rose, however, when the Fed again increased the federal funds rate at the August and September FOMC meetings.

Economic activity continued to gather momentum in the fall of 2004, and energy prices hit their 2004 peak in October amid rising global demand for a limited supply of oil and gas. In November, the end of the presidential election lifted a cloud of uncertainty from the financial markets, as evidenced by a strong stock market rally near year-end. At its December 2004 FOMC meeting, the Fed stated that economic activity was growing at a moderate pace and job creation was on an upward trend, albeit at a somewhat slower rate than is typical during economic recoveries. Indeed, it was later confirmed that the U.S. economy grew at a 3.8% annualized rate during the fourth quarter of 2004 and by a relatively robust 4.4% rate for the year overall.

As most analysts expected, the Fed raised its target for the federal funds rate another 25 basis points to 2.5% at its FOMC meeting in February 2005. The seventh rate hike of the current tightening cycle followed in late March. In its announcement of the March rate increase the Fed noted that "pressures on inflation have picked up in recent months and pricing power is more evident." This more hawkish tone, together with additional evidence of economic strength, caused investors' inflation concerns to intensify.

Even as the Fed's fuelled inflation concerns appeared to intensify, weaker-than-expected data in April suggested that the U.S. economy might be hitting another soft patch. However, it later was estimated that the U.S. labor market added a stronger-than-expected 274,000 jobs in April, and employment statistics for February and March were revised upward by 93,000 jobs. While these data provided some encouragement that high energy prices had not hindered the economic expansion, difficulties encountered by the airline and automotive industries largely were regarded as threats to consumer and business confidence and spending in the months ahead.

Portfolio Focus

As inflationary pressures and expectations of higher interest rates intensified early in the reporting period, we began to shift toward a more defensive investment posture by allowing the fund's weighted average maturity to fall toward a range shorter than industry averages.

Just days after the reporting period's end, the Fed implemented its eighth consecutive rate hike, increasing the federal funds rate to 3%. Like many market participants, we expect further increases in short-term interest rates as the Fed attempts to reach a "neutral" posture, but we believe that recent economic cross-currents have made the Fed more sensitive to incoming economic data. Accordingly, we have continued to maintain the fund's relatively short weighted average maturity in an attempt to boost liquidity and capture potentially higher yields should they become available.



Patricia A. Larkin
Senior Portfolio Manager

May 16, 2005
New York, N.Y.

An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

[1] *Effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate.*

[2] *Yield provided reflects the absorption of fund expenses by The Dreyfus Corporation pursuant to an undertaking in effect that may be extended, terminated or modified at any time. Had these expenses not been absorbed, the fund's yield for its Administrative shares, Participant shares, Institutional shares and Investor shares would have been 1.67%, 1.35%, 1.74% and 1.49%, respectively. The fund's effective yield would have been 1.68%, 1.36%, 1.75% and 1.50%, respectively.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Institutional Cash Advantage Plus Fund from November 1, 2004 to April 30, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended April 30, 2005

	Institutional Advantage	Administrative Advantage	Investor Advantage	Participant Advantage
Expenses paid per $1,000†	$ .55	$ .90	$ 1.79	$ 2.54
Ending value (after expenses)	$1,011.50	$1,011.20	$1,010.30	$1,009.50

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended April 30, 2005

	Institutional Advantage	Administrative Advantage	Investor Advantage	Participant Advantage
Expenses paid per $1,000†	$ .55	$ .90	$ 1.81	$ 2.56
Ending value (after expenses)	$1,024.25	$1,023.90	$1,023.01	$1,022.27

† *Expenses are equal to the fund's annualized expense ratio of .11% for Institutional Advantage, .18% for Administrative Advantage, .36% for Investor Advantage, and .51% for Participant Advantage; multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

April 30, 2005

Negotiable Bank Certificates of Deposit—33.3%	Principal Amount ($)	Value ($)
Banco Bilbao Vizcaya Argenteria, S.A. (Yankee) 2.82%–3.00%, 5/9/2005–5/31/2005	75,000,000	75,000,000
Barclays Bank PLC (Yankee) 3.00%, 5/31/2005	50,000,000	50,000,000
Canadian Imperial Bank of Commerce (Yankee) 2.80%, 5/5/2005	50,000,000	50,000,000
Credit Suisse (Yankee) 2.80%, 5/2/2005	50,000,000	50,000,000
Eurohypo AG (Yankee) 3.00%, 5/26/2005	50,000,000	50,000,346
KBC Bank N.V. (London) 2.84%, 5/5/2005	50,000,000	50,000,055
Svenska Handelsbanken (Yankee) 2.80%–3.00%, 5/3/2005–5/31/2005	75,000,000	75,000,104
Toronto-Dominion Bank (Yankee) 2.88%, 6/8/2005	34,000,000	34,000,000
Union Bank of California, N.A. 3.00%, 5/26/2005	50,000,000	50,000,000
Wells Fargo Bank N.A. 2.80%, 5/5/2005	50,000,000	50,000,000
Total Negotiable Bank Certificates of Deposit (cost $534,000,505)		**534,000,505**

Commercial Paper—53.8%		
Abbey National North America LLC 2.82%, 5/6/2005	50,000,000	49,980,486
Amstel Funding Corp. 2.89%, 6/7/2005	50,000,000 [a]	49,852,514
BNP Paribas Finance Inc. 2.97%, 5/2/2005	60,000,000	59,995,050

Commercial Paper (continued)	Principal Amount ($)	Value ($)
Bear Stearns Cos. Inc. 2.80%, 5/3/2005	40,000,000	39,993,800
Citigroup Global Markets Holdings Inc. 2.95%, 5/2/2005	61,400,000	61,394,969
Crown Point Capital Co. LLC 3.00%, 5/25/2005	25,192,000 a	25,141,784
Depfa Bank PLC 2.88%, 6/6/2005	50,000,000	49,857,250
Deutsche Bank Financial LLC 2.94%, 5/2/2005	60,000,000	59,995,100
FCAR Owner Trust 2.88%, 6/6/2005	54,600,000	54,443,844
Fairway Finance Corp. 3.01%, 5/26/2005	40,000,000 a	39,916,667
General Electric Capital Corp. 2.88%, 6/2/2005	50,000,000	49,872,889
General Electric Co. 2.86%, 5/12/2005	40,000,000	39,965,167
Giro Funding US Corp. 2.81%, 5/3/2005	50,000,000 a	49,992,222
Goldman Sachs Group Inc. 2.80%, 5/2/2005	55,000,000	54,995,730
Prudential Funding LLC 2.97%, 5/2/2005	60,000,000	59,995,050
Sigma Finance 2.88%, 6/3/2005	16,200,000 a	16,157,529
Solitaire Funding LLC 2.81%, 5/4/2005	45,000,000 a	44,989,500
Windmill Funding Corp. 3.00%, 5/31/2005	57,200,000 a	57,057,476
Total Commercial Paper (cost $863,597,027)		**863,597,027**

Time Deposits—13.1%	Principal Amount ($)	Value ($)
Chase Manhattan Bank USA (Grand Cayman) 2.93%, 5/2/2005	60,000,000	60,000,000
PNC Bank N.A. (Nassau) 2.94%, 5/2/2005	70,000,000	70,000,000
Societe Generale NA Inc. (Grand Cayman) 2.94%, 5/2/2005	60,000,000	60,000,000
State Street Bank and Trust Co. (Grand Cayman) 2.94%, 5/2/2005	21,000,000	21,000,000
Total Time Deposits (cost $211,000,000)		**211,000,000**
Total Investments (cost $1,608,597,532)	**100.2%**	**1,608,597,532**
Liabilities, Less Cash and Receivables	**(.2%)**	**(2,561,509)**
Net Assets	**100.0%**	**1,606,036,023**

[a] *Securities exempt from registration under Rule 144A of the Secutities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At April 30, 2005, these securities amounted to $283,107,692 or 17.6% of net assets.*

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Banking	63.6	Asset backed-Securities Arbitrage Vehicles	3.1
Asset backed-Multi Seller Programs	10.0	Asset backed-Structured Investment Vehicles	1.1
Finance	9.4		
Brokerage	5.9		
Insurance	3.7		
Asset backed-Single Seller Programs	3.4		**100.2**

† *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

April 30, 2005

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	1,608,597,532	1,608,597,532
Interest receivable		984,814
		1,609,582,346
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 2(c)		175,348
Cash overdraft due to Custodian		3,370,975
		3,546,323
Net Assets ($)		**1,606,036,023**
Composition of Net Assets ($):		
Paid-in capital		1,606,041,276
Accumulated net realized gain (loss) on investments		(5,253)
Net Assets ($)		**1,606,036,023**

Net Asset Value Per Share

Institutional Advantage Shares	
Net Assets ($)	1,604,460,573
Shares Outstanding	1,604,465,824
Net Asset Value Per Share ($)	**1.00**
Administrative Advantage Shares	
Net Assets ($)	1,523,845
Shares Outstanding	1,523,845
Net Asset Value Per Share ($)	**1.00**
Investor Advantage Shares	
Net Assets ($)	25,859
Shares Outstanding	25,860
Net Asset Value Per Share ($)	**1.00**
Participant Advantage Shares	
Net Assets ($)	25,746
Shares Outstanding	25,747
Net Asset Value Per Share ($)	**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended April 30, 2005

Investment Income ($):	
Interest Income	**20,071,055**
Expenses:	
Management fee–Note 2(a)	977,097
Administration fee–Note 2(b)	488,548
Distribution fees–Note 2(c)	23,830
Total Expenses	**1,489,475**
Less–reduction in management fee due to undertaking–Note 2(a)	(435,659)
Net Expenses	**1,053,816**
Investment Income–Net, representing increase in net assets resulting from operations	**19,017,239**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended April 30,	
	2005	2004
Operations ($):		
Investment income–net	19,017,239	2,255,915
Net realized gain (loss) on investments	–	(1,206)
Net Increase (Decrease) in Net Assets Resulting from Operations	**19,017,239**	**2,254,709**
Dividends to Shareholders from ($):		
Investment income–net:		
Institutional Advantage shares	(18,898,605)	(2,255,341)
Administrative Advantage shares	(5,157)	(234)
Investor Advantage shares	(5,416)	(189)
Participant Advantage shares	(108,061)	(151)
Total Dividends	**(19,017,239)**	**(2,255,915)**
Beneficial Interest Transactions ($1.00 per share):		
Net proceeds from shares sold:		
Institutional Advantage shares	7,567,447,974	4,246,896,669
Administrative Advantage shares	2,174,576	–
Investor Advantage shares	1,550,003	–
Participant Advantage shares	12,886,536	250
Dividends reinvested:		
Institutional Advantage shares	1,522,514	253
Administrative Advantage shares	4,608	234
Investor Advantage shares	4,369	189
Participant Advantage shares	354	151
Cost of shares redeemed:		
Institutional Advantage shares	(6,127,792,766)	(4,394,618,668)
Administrative Advantage shares	(680,888)	–
Investor Advantage shares	(1,553,978)	–
Participant Advantage shares	(12,886,787)	–
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**1,442,676,515**	**(147,720,922)**
Total Increase (Decrease) in Net Assets	**1,442,676,515**	**(147,722,128)**
Net Assets ($):		
Beginning of Period	163,359,508	311,081,636
End of Period	**1,606,036,023**	**163,359,508**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

		Year Ended April 30,	
Institutional Advantage Shares	2005	2004	2003[a]
Per Share Data ($):			
Net asset value, beginning of period	1.00	1.00	1.00
Investment Operations:			
Investment income−net	.018	.010	.013
Distributions:			
Dividends from investment income−net	(.018)	(.010)	(.013)
Net asset value, end of period	1.00	1.00	1.00
Total Return (%)	1.80	1.00	1.46[b]
Ratios/Supplemental Data (%):			
Ratio of total expenses to average net assets	.15	.15	.15[b]
Ratio of net expenses to average net assets	.11	.05	.05[b]
Ratio of net investment income to average net assets	1.95	1.00	1.38[b]
Net Assets, end of period ($x 1,000)	1,604,461	163,283	311,006

[a] From June 3, 2002 (commencement of operations) to April 30, 2003.
[b] Annualized.
See notes to financial statements.

	Year Ended April 30,		
Administrative Advantage Shares	2005	2004	2003[a]
Per Share Data ($):			
Net asset value, beginning of period	1.00	1.00	1.00
Investment Operations:			
Investment income−net	.017	.009	.013
Distributions:			
Dividends from investment income−net	(.017)	(.009)	(.013)
Net asset value, end of period	1.00	1.00	1.00
Total Return (%)	1.73	.93	1.40[b]
Ratios/Supplemental Data (%):			
Ratio of total expenses to average net assets	.22	.22	.22[b]
Ratio of net expenses to average net assets	.18	.12	.12[b]
Ratio of net investment income to average net assets	1.88	.91	1.31[b]
Net Assets, end of period ($x 1,000)	1,524	26	25

[a] *From June 3, 2002 (commencement of operations) to April 30, 2003.*
[b] *Annualized.*
See notes to financial statements.

Investor Advantage Shares	Year Ended April 30,		
	2005	2004	2003[a]
Per Share Data ($):			
Net asset value, beginning of period	1.00	1.00	1.00
Investment Operations:			
Investment income−net	.015	.007	.011
Distributions:			
Dividends from investment income−net	(.015)	(.007)	(.011)
Net asset value, end of period	1.00	1.00	1.00
Total Return (%)	1.55	.75	1.21[b]
Ratios/Supplemental Data (%):			
Ratio of total expenses to average net assets	.40	.40	.40[b]
Ratio of net expenses to average net assets	.36	.30	.30[b]
Ratio of net investment income to average net assets	1.70	.75	1.13[b]
Net Assets, end of period ($x 1,000)	26	25	25

[a] *From June 3, 2002 (commencement of operations) to April 30, 2003.*
[b] *Annualized.*
See notes to financial statements.

Participant Advantage Shares	Year Ended April 30,		
	2005	2004	2003[a]
Per Share Data ($):			
Net asset value, beginning of period	1.00	1.00	1.00
Investment Operations:			
Investment income−net	.014	.006	.010
Distributions:			
Dividends from investment income−net	(.014)	(.006)	(.010)
Net asset value, end of period	1.00	1.00	1.00
Total Return (%)	1.39	.60	1.06[b]
Ratios/Supplemental Data (%):			
Ratio of total expenses to average net assets	.55	.55	.55[b]
Ratio of net expenses to average net assets	.51	.45	.45[b]
Ratio of net investment income to average net assets	1.55	.60	.98[b]
Net Assets, end of period ($x 1,000)	26	26	25

[a] *From June 3, 2002 (commencement of operations) to April 30, 2003.*
[b] *Annualized.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Institutional Cash Advantage Plus Fund (the "fund") is a separate diversified series of Dreyfus Institutional Cash Advantage Funds (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company and operates as a series company offering two series, including the fund. The fund's investment objective is to provide investors with as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). The Manager also serves as administrator for the fund.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold without a sales charge. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Institutional Advantage, Administrative Advantage, Investor Advantage and Participant Advantage. Administrative Advantage, Investor Advantage and Participant Advantage shares are subject to a Service Plan adopted pursuant to Rule 12b-1 under the Act. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

As of April 30, 2005, MBC Investment Corp., an indirect subsidiary of Mellon Financial, held all of the outstanding Investor Advantage and Participant Advantage shares of the fund.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost, in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Trustees to represent the fair value of the fund's investments.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Cost of investments represents amortized cost.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends from investment income-net on each business day. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At April 30, 2005, the components of accumulated earnings on a tax basis were substantially the same as for financial reporting purposes.

The fund has an unused capital loss carryover of $5,253 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to April 30, 2005. If not applied, $4,047 of the carryover expires in fiscal 2011 and $1,206 expires in fiscal 2012.

The tax character of distributions paid to shareholders during the fiscal periods ended April 30, 2005 and April 30, 2004, were all ordinary income.

At April 30, 2005, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Management Fee and Other Transactions with Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .10 of 1% of the value of the fund's average daily net assets and is payable monthly.

The Manager has agreed to pay all of the fund's expenses, except management fees, administration fees, Rule 12b-1 fees, brokerage commissions, taxes, and extraordinary expenses. The Manager had undertaken from May 1, 2004 to April 30, 2005 to waive all or part of its management fee. The reduction in management pursuant to the undertaking, amounted to $435,659 during the period ended April 30, 2005.

(b) As compensation for the Manager's services under the Administration Agreement, the Company has agreed to pay the Manager a monthly administration fee at the annual rate .05% of the value of each fund's average daily net assets.

(c) Under the fund's Service Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, relating to its Administrative Advantage, Investor Advantage, and Participant Advantage shares, the fund pays the Distributor for distributing such classes of shares and for advertising and marketing relating to such classes of shares and for providing certain services relating to shareholder accounts in such classes of shares, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts ("Servicing"), at an aggregate annual rate of .07, .25 and .40 of 1% of the value of the average daily net assets of the fund's Administrative Advantage, Investor Advantage and Participant Advantage shares, respectively. The Distributor may pay one or more Service Agents (a securities dealer, financial institution or other industry professional) a fee in respect of the fund's Administrative Advantage shares, Investor Advantage shares and Participant Advantage shares owned by shareholders with whom the Service Agent has a Servicing relationship or for whom the Service Agent is the dealer or holder of record. The Distributor determines the amounts, if any, to be paid to Service Agents under the Plan and the basis on which such payments are made. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended April 30, 2005, the fund's Administrative Advantage, Investor Advantage and Participant Advantage shares were charged $155, $654 and $23,021, respectively, pursuant to the Plan.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $133,182, Rule 12b-1 distribution plan fees $2,048 and administration fees $66,863, which are offset against an expense reimbursement currently in effect in the amount of $26,745.

NOTE 3—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds") in the United States District Court for the Western District of Pennsylvania. In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled <u>In re Dreyfus Mutual Funds Fee Litigation</u> also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. Defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus Institutional Cash Advantage Plus Fund

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Institutional Cash Advantage Plus Fund (one of the funds comprising Dreyfus Institutional Cash Advantage Funds) as of April 30, 2005, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the periods indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of April 30, 2005 by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Institutional Cash Advantage Plus Fund at April 30, 2005, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated periods, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
June 8, 2005

Joseph S. DiMartino (61)
Chairman of the Board (2002)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Azimuth Trust, an institutional asset management firm, Member of Board of Managers and Advisory Board

No. of Portfolios for which Board Member Serves: 193

Clifford L. Alexander, Jr. (71)
Board Member (2002)

Principal Occupation During Past 5 Years:
• President of Alexander & Associates, Inc., a management consulting firm (January 1981-present)
• Chairman of the Board of Moody's Corporation (October 2000-October 2003)
• Chairman of the Board and Chief Executive Officer of The Dun and Bradstreet Corporation (October 1999-September 2000)

Other Board Memberships and Affiliations:
• Mutual of America Life Insurance Company, Director

No. of Portfolios for which Board Member Serves: 66

Lucy Wilson Benson (77)
Board Member (2002)

Principal Occupation During Past 5 Years:
• President of Benson and Associates, consultants to business and government (1980-present)

Other Board Memberships and Affiliations:
• The International Executive Services Corps., Director
• Citizens Network for Foreign Affairs, Vice Chairperson
• Council on Foreign Relations, Member
• Lafayette College Board of Trustees, Vice Chairperson
• Atlantic Council of the U.S., Director

No. of Portfolios for which Board Member Serves: 40

David W. Burke (69)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• John F. Kennedy Library Foundation, Director
• U.S.S. Constitution Museum, Director

No. of Portfolios for which Board Member Serves: 84

————————

Whitney I. Gerard (70)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Partner of Chadbourne & Parke LLP

No. of Portfolios for which Board Member Serves: 38

————————

Arthur A. Hartman (79)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Chairman of First NIS Regional Fund (ING/Barings Management) and New Russia Fund
• Advisory Council Member to Barings-Vostok

Other Board Memberships and Affiliations:
• APCO Associates, Inc., Senior Consultant

No. of Portfolios for which Board Member Serves: 38

————————

George L. Perry (71)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Economist and Senior Fellow at Brookings Institution

No. of Portfolios for which Board Member Serves: 38

————————

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since April 2002.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 59 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 51 years old and has been an employee of the Manager since January 2000.

CHARLES CARDONA, Executive Vice President since April 2002.

Vice Chairman and a Director of the Manager, Executive Vice President of the Distributor, President of Dreyfus Institutional Services Division, and an officer of 13 investment companies (comprised of 17 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since February 1981.

MARK N. JACOBS, Vice President since April 2002.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since June 1977.

JEFF PRUSNOFSKY, Secretary since April 2002.

Associate General Counsel of the Manager, and an officer of 24 investment companies (comprised of 88 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since October 1990.

ROBERT R. MULLERY, Assistant Secretary since January 2003.

Associate General Counsel of the Manager, and an officer of 24 investment companies (comprised of 58 portfolios) managed by the Manager. He is 53 years old and has been an employee of the Manager since May 1986.

STEVEN F. NEWMAN, Assistant Secretary since April 2002.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since July 1980.

JAMES WINDELS, Treasurer since April 2002.

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since April 1985.

ROBERT ROBOL, Assistant Treasurer since August 2003.

Senior Accounting Manager – Money Market Funds of the Manager, and an officer of 38 investment companies (comprised of 83 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1988.

KENNETH J. SANDGREN, Assistant Treasurer since April 2002.

Mutual Funds Tax Director of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 50 years old and has been an employee of the Manager since June 1993.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprising 200 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 47 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 88 investment companies (comprised of 197 portfolios) managed by the Manager. He is 34 years old and has been an employee of the Distributor since October 1998.

For More Information

Dreyfus Institutional
Cash Advantage Plus Fund
200 Park Avenue
New York, NY 10166

Manager and Administrator

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2004, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



© 2005 Dreyfus Service Corporation

0142AR0405